Exhibit 99.1

Yunji Announces Third Quarter 2024 Unaudited Financial Results

Hangzhou, CHINA, November 21, 2024 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the third quarter ended September 30, 20241.

Third Quarter 2024 Highlights

●	Total revenues in the third quarter of 2024 were RMB86.6 million (US$12.4 million), compared with RMB145.1 million in the same period of 2023. The change was primarily due to soft consumer confidence and the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales.

●	Repeat purchase rate[2] in the twelve months ended September 30, 2024 was 72.7%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “Our strategic collaborations with premium suppliers across the country have strengthened our portfolio of healthy and organic food products. The positive customer feedback validates our commitment to quality and reinforces our position in the health-conscious market segment”.

“We continue to exercise prudent capital allocation and expense management practices, while optimizing operational efficiency to support sustainable growth and create long-term value for our stakeholders,” said Mr. Yeqing Cui, Senior Financial Director of Yunji.

Third Quarter 2024 Unaudited Financial Results

Total revenues were RMB86.6 million (US$12.4 million), compared with RMB145.1 million in the same period of 2023. The change was primarily due to soft consumer confidence and the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales.

●	Revenues from sales of merchandise were RMB70.0 million (US$10.0 million), compared with RMB114.1 million in the same period of 2023.

●	Revenues from the marketplace business were RMB14.8 million (US$2.1 million), compared with RMB28.7 million in the same period of 2023.

●	Other revenues were RMB1.8 million (US$0.3 million), compared with RMB2.3 million in the same period of 2023.

Total cost of revenues decreased by 49.6% to RMB39.8 million (US$5.7 million), or 46.0% of total revenues, from RMB78.9 million, or 54.4% of total revenues, in the same period of 2023. The decrease was in line with the change in merchandise sales, for which revenues and cost of revenues are recognized on a gross basis. Total cost of revenues, which mainly comprises the costs related to the sales of merchandise, decreased accordingly in the third quarter of 2024.

Total operating expenses decreased by 24.0% to RMB73.9 million (US$10.6 million) from RMB97.2 million in the same period of 2023.

●	Fulfillment expenses decreased by 32.8% to RMB17.2 million (US$2.4 million), or 19.9% of total revenues, from RMB25.6 million, or 17.6% of total revenues, in the same period of 2023. The decrease was primarily due to (i) reduced warehousing and logistics expenses due to lower merchandise sales, and (ii) reduced personnel costs as a result of staffing structure refinements.

●	Sales and marketing expenses decreased by 34.8% to RMB19.3 million (US$2.8 million), or 22.3% of total revenues, from RMB29.6 million, or 20.4% of total revenues, in the same period of 2023. The decrease was mainly due to the reduction in member management fees.

●	Technology and content expenses decreased by 16.5% to RMB11.6 million (US$1.7 million), or 13.4% of total revenues, from RMB13.9 million, or 9.6% of total revenues, in the same period of 2023. The decrease was mainly due to the reduction in personnel costs as a result of staffing structure refinements.

●	General and administrative expenses decreased by 8.2% to RMB25.8 million (US$3.7 million), or 29.8% of total revenues, from RMB28.1 million, or 19.4% of total revenues, in the same period of 2023. The decrease was mainly due to the reduction in professional service expenses, partially offset by an increase in an allowance for credit losses.

Loss from operations was RMB26.2 million (US$3.7 million), compared with RMB30.3 million in the same period of 2023.

Financial loss, net was RMB5.7 million (US$0.8 million), compared with financial loss, net of RMB1.9 million in the same period of 2023, primarily due to a decrease in the fair value changes of equity securities investments.

Net loss was RMB30.0 million (US$4.3 million), compared with RMB34.8 million in the same period of 2023.

Adjusted net loss (non-GAAP)3 was RMB29.5 million (US$4.2 million), compared with RMB34.0 million in the same period of 2023.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.02, compared with RMB0.02 in the same period of 2023.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net loss as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation.

The Company presents adjusted net loss because it is used by management to evaluate operating performance and formulate business plans. Adjusted net loss enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation.” The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net loss. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Thursday, November 21, 2024, at 6:30 A.M. Eastern Time or 7:30 P.M. Beijing/Hong Kong Time to discuss its earnings. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Yunji Inc.

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	1-877-344-7529
International	1-412-317-0088
Replay Access Code	1733849

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	517,542	244,061	34,778
Restricted cash	27,169	24,313	3,465
Short-term investments	7,195	-	-
Accounts receivable, net (Allowance for credit losses of RMB35,159 and RMB33,786, respectively)	64,312	56,331	8,027
Advance to suppliers	14,058	12,114	1,726
Inventories, net	42,716	28,387	4,045
Amounts due from related parties	1,361	942	134
Prepaid expenses and other current assets[4] (Allowance for credit losses of RMB13,017 and RMB25,117, respectively)	134,247	138,722	19,768

Total current assets	808,600	504,870	71,943

Non-current assets
Property and equipment, net	175,451	183,185	26,104
Land use rights, net[5]	-	175,541	25,014
Long-term investments	364,159	372,123	53,027
Operating lease right-of-use assets, net	16,507	15,035	2,142
Other non-current assets (Allowance for credit losses of RMB22,213 and RMB17,262, respectively)	189,067	161,954	23,078

Total non-current assets	745,184	907,838	129,365

Total assets	1,553,784	1,412,708	201,308

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	96,782	61,308	8,736
Deferred revenue	9,412	9,623	1,371
Incentive payables to members[6]	124,889	72,964	10,395
Member management fees payable	4,373	600	86
Other payable and accrued liabilities	109,200	101,354	14,443
Amounts due to related parties	3,535	2,257	322
Operating lease liabilities - current	3,376	3,849	549

Total current liabilities	351,567	251,955	35,902

Non-current liabilities
Operating lease liabilities	11,122	10,083	1,437

Total non-current liabilities	11,122	10,083	1,437

Total Liabilities	362,689	262,038	37,339

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares	70	70	10
Less: Treasury stock	(116,108)	(116,045)	(16,536)
Additional paid-in capital	7,328,680	7,330,464	1,044,583
Statutory reserve	16,254	16,254	2,316
Accumulated other comprehensive income	85,291	81,122	11,560
Accumulated deficit	(6,123,971)	(6,162,055)	(878,086)
Total Yunji Inc. shareholders’ equity	1,190,216	1,149,810	163,847
Non-controlling interests	879	860	122
Total shareholders’ equity	1,191,095	1,150,670	163,969
Total liabilities and shareholders’ equity	1,553,784	1,412,708	201,308

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	114,132	70,011	9,976	388,321	255,036	36,342
Marketplace revenue	28,703	14,848	2,116	95,929	60,015	8,552
Other revenues	2,354	1,832	261	6,812	5,477	780
Total revenues	145,189	86,691	12,353	491,062	320,528	45,674
Operating cost and expenses:
Cost of revenues	(78,868)	(39,760)	(5,666)	(253,161)	(161,071)	(22,952)
Fulfilment	(25,621)	(17,186)	(2,449)	(82,627)	(59,754)	(8,515)
Sales and marketing	(29,608)	(19,304)	(2,751)	(92,561)	(66,792)	(9,518)
Technology and content	(13,852)	(11,604)	(1,654)	(41,457)	(37,135)	(5,292)
General and administrative	(28,058)	(25,795)	(3,676)	(76,474)	(59,316)	(8,453)
Total operating cost and expenses	(176,007)	(113,649)	(16,196)	(546,280)	(384,068)	(54,730)
Other operating income	541	733	104	14,118	4,894	697
Loss from operations	(30,277)	(26,225)	(3,739)	(41,100)	(58,646)	(8,359)
Financial (loss)/income, net	(1,884)	(5,682)	(810)	(36,799)	19,911	2,837
Foreign exchange (loss)/income, net	(88)	2,405	343	(7,466)	4,735	675
Other non-operating income/(loss), net	628	509	73	(2,436)	627	89
Loss before income tax expense, and equity in loss of affiliates, net of tax	(31,621)	(28,993)	(4,133)	(87,801)	(33,373)	(4,758)
Income tax expense	(1,116)	(348)	(49)	(6,523)	(1,641)	(234)
Equity in loss of affiliates, net of tax	(2,059)	(704)	(100)	(4,945)	(3,063)	(437)
Net loss	(34,796)	(30,045)	(4,282)	(99,269)	(38,077)	(5,429)
Less: net loss attributable to non-controlling interests shareholders	(1)	(19)	(3)	(2)	(20)	(3)
Net loss attributable to YUNJI INC.	(34,795)	(30,026)	(4,279)	(99,267)	(38,057)	(5,426)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(34,795)	(30,026)	(4,279)	(99,267)	(38,057)	(5,426)
Net loss	(34,796)	(30,045)	(4,282)	(99,269)	(38,077)	(5,429)
Other comprehensive income/(loss)
Foreign currency translation adjustment	3,424	(8,290)	(1,181)	32,480	(4,169)	(594)
Total comprehensive loss	(31,372)	(38,335)	(5,463)	(66,789)	(42,246)	(6,023)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(1)	(19)	(3)	(2)	(20)	(3)
Total comprehensive loss attributable to YUNJI INC.	(31,371)	(38,316)	(5,460)	(66,787)	(42,226)	(6,020)
Net loss attributable to ordinary shareholders	(34,795)	(30,026)	(4,279)	(99,267)	(38,057)	(5,426)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	1,966,929,108	1,967,086,032	1,967,086,032	1,972,493,551	1,967,062,401	1,967,062,401
Net loss per share attributable to ordinary shareholders
Basic	(0.02)	(0.02)	-	(0.05)	(0.02)	-
Diluted	(0.02)	(0.02)	-	(0.05)	(0.02)	-

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	610	278	40	1,153	1,101	157
General and administrative	63	162	23	126	610	87
Fulfillment	76	21	3	(2,571)	57	8
Sales and marketing	95	35	5	(474)	79	11
Total	844	496	71	(1,766)	1,847	263

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(34,796)	(30,045)	(4,282)	(99,269)	(38,077)	(5,429)
Add: Share-based compensation	844	496	71	(1,766)	1,847	263
Adjusted net loss	(33,952)	(29,549)	(4,211)	(101,035)	(36,230)	(5,166)

1.	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0176 to US$1.00, the exchange rate in effect as of September 30, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.	“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

3.	Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

4.	As of September 30, 2024, Short-term loan receivables of amount RMB101,652 were included in the prepaid expenses and other current assets balance, which represent the principal and interest to be collected on loans provided by the Group to third-party companies.

5.	In June 2024, the Company won the bid for a parcel of land located in Xiaoshan District, Hangzhou, China, covering approximately 10 thousand square meters (the “Hangzhou Land Parcel”) and entered into an agreement with the local government to acquire the land use right of the Hangzhou Land Parcel for an aggregate consideration of approximately RMB171.5 million. In July 2024, the Company obtained the certificate of the land use right and carried the land use right at cost less accumulated amortization and impairment losses, if any. The Company intends to construct a new office building on the Hangzhou Land Parcel to use it as its new headquarters and also lease offices to external parties. The total amount for the land acquisition and office building construction is expected to be approximately RMB600.0 million. The Company intends to fund the land acquisition and building construction through cash on hand and bank financing.

6.	As of September 30, 2024, the decrease in incentive payables was mainly due to derecognition of long-aged payables to inactive members.

7.	The Group, as one of the five co-defendants, was involved in an on-going legal proceeding that arose in the ordinary course of business (the “Case”). The plaintiff sought monetary damages jointly and severally from all co-defendants and the amount involved was approximately RMB23.1 million. On September 30, 2024, the Guangzhou Intermediate People’s Court concluded the appeal trial of the Case. The court’s ruling determined that the Group bore no additional liabilities beyond the outstanding accounts, including interests and fees, payable to the plaintiff. As of the date of this earnings release, the payment has been settled in full.